EXHIBIT 4.3



                               SERVICES AGREEMENT

         AGREEMENT made this _____ day of September 2003 by and between Randy Jones and Victor Industries Inc., an Idaho corporation.

         WHEREAS, Randy Jones has provided certain bookkeeping services to Victor Industries; and

         WHEREAS, payment for the same has not been made.

         NOW THEREFORE, in consideration of $10 and other good and valuable consideration the Parties hereto agree as follows:

    1. Victor Industries Inc. (the "Company") owes Randy Jones ("Jones") $15,000 for services rendered to the Company.

    2. Jones has agreed to accept 1,500,000 (One Million five Hundred Thousnd) shares of the Company's stock as payment for such amounts due him.

    3. The Company has agreed to register such shares to be issued to Jones on a registration on Form S-8 and not impose any restrictions on the resale of such shares.

    4. Jones acknowledges that he has access to the books and records of the Company and has had the opportunity to ask questions of the Company and its officers.

    5. The Consultant's services will not include anything that would be construed as being in connection with the offer or sale of securities in a capital raising transaction or directly or indirectly promoting or maintaining a market for the Company's securities.

    6. Arbitration. The parties hereby agree that any and all claims (except only for requests for injunctive or other equitable relief) whether existing now, in the past or in the future as to which the parties or any affiliates may be adverse parties, and whether arising out of this Consulting Agreement or from any other cause, will be resolved by arbitration before the American Arbitration Association within the State of Florida. The parties hereby irrevocably consent to the jurisdiction of the American Arbitration Association and the situs of the arbitration (and of any action for injunctive or other equitable relief) within the State of Florida. Any award in arbitration may be entered in any domestic or foreign court having jurisdiction over the enforcement of such awards. The law applicable to the arbitration and this Consulting Agreement shall be that of the State of Florida, determined without regard to its provisions which would otherwise apply to a question of conflict of laws.

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    7.   Assignment. This Agreement is not transferable or assignable.

    8. Execution and Delivery of Agreement. Each of the parties shall be entitled to rely on delivery by fax transmission of an executed copy of this agreement by the other party, and acceptance of such fax copies shall create a valid and binding agreement between the parties.

    9. Titles. The titles of the sections and subsections of this agreement are for the convenience of reference only and are not to be considered in construing this agreement.

    10. Severability. The invalidity or unenforceability of any particular provision of this agreement shall not affect or limit the validity or enforceability of the remaining provisions of this agreement.

    11. Entire Agreement. This agreement constitutes the entire agreement and understanding between the parties with respect to the subject matters herein and supersedes and replaces any prior agreements and understandings, whether oral or written, between them with respect to such matters.

    12.  Counterparts.   This  Agreement  may  be  executed  in  any  number  of
         counterparts, each of which shall be an original, but all of which together shall constitute one and the same instrument.



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         IN  WITNESS  WHEREOF,  the  parties  hereto  have  duly  executed  this
Agreement as of the date first above written.


 VICTOR INDUSTRIES INC.


   By:  /s/ Dave Boulter
        ----------------
 Name:  Dave Boulter

Title:  Secretary


 AGREED AND ACCEPTED


   By:  /s/ Randy Jones
        ---------------
        Randy Jones




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